January 7, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Navidea Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-235762) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, January 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or the undersigned at (614) 793-7500.  Please also call Faith Charles as soon as the Company’s Registration Statement on Form S-3 has been declared effective.  Thank you for your attention to this matter.

Sincerely, NAVIDEA BIOPHARMACEUTICALS, INC. By: /s/ Jed A. Latkin Name: Jed A. Latkin Title: Chief Executive Officer, Chief Operating Officer & Chief Financial Officer

cc: Faith Charles, Thompson Hine LLP